SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 15, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             Exhibit List on Page 9
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 2 of 10 Pages
---------------------------------                      -------------------------


     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             565,310
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         565,310
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      565,310
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.95%
     14         TYPE OF REPORTING PERSON*

                      PN

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 3 of 10 Pages
---------------------------------                      -------------------------


      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
      3         SEC USE ONLY

      4         SOURCE OF FUNDS*
                      00
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            565,310
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         565,310
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      565,310
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.95%
      14        TYPE OF REPORTING PERSON*

                      IN

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 4 of 10 Pages
---------------------------------                      -------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock ("Common Stock"), of Bell Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2201 East El Segundo Boulevard, El Segundo, California 90245.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G. Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is its Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 5 of 10 Pages
---------------------------------                      -------------------------


                  (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 565,310 shares of Common Stock owned by Steel Partners II is $5,816,580. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  The Reporting Persons intend to actively monitor efforts by management to increase stockholder value. The Reporting Persons may also decide in the future, should the Reporting Persons believe that the Issuer's Common Stock continue to be undervalued, to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Persons believe that the Issuer's Common Stock continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, but has not identified such matters at this date.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 6 of 10 Pages
---------------------------------                      -------------------------


shares of Common Stock or selling some or all of its shares of Common Stock or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,488,306 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  As of the close of business on December 18, 1998, Steel Partners II beneficially owns 565,310 shares of Common Stock, constituting approximately 5.95% of the shares of Common Stock outstanding. Mr. Lichtenstein beneficially owns 565,310 shares of Common Stock, representing approximately
5.95% of the shares of Common Stock outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 565,310 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement.

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 7 of 10 Pages
---------------------------------                      -------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 22, 1998                          STEEL PARTNERS II, L.P.

                                            By:    Steel Partners, L.L.C.
                                                   General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               -----------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ---------------------------------
                                             WARREN G. LICHTENSTEIN

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 8 of 10 Pages
---------------------------------                      -------------------------


                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------


Shares of Common
      Stock                         Price Per             Date of
Purchased/(Sold)                      Share            Purchase/Sale
----------------                      -----            -------------

                             STEEL PARTNERS II, L.P.
     12,200                         10.14131            10/27/98
      4,000                         10.17000            10/29/98
      7,600                         10.07954            10/30/98
      3,200                         10.04500             11/2/98
      1,400                         10.56000             11/4/98
      1,100                         10.56000             11/5/98
      1,700                         10.54500             11/9/98
      9,200                         10.54160            11/10/98
      1,200                         10.54500            11/11/98
        900                         10.54500            11/12/98
      2,700                         10.54500            11/18/98
     22,800                         10.53568            11/19/98
     24,000                         10.42625            11/20/98
      1,400                         10.42000            11/27/98
      5,000                         10.42000            11/30/98
      4,000                         10.42000            12/01/98
     10,000                         10.35750            12/03/98
     11,500                         10.39570            12/04/98
     10,000                         10.42000            12/07/98
     13,600                         10.40851            12/08/98
     66,800                         10.44701            12/09/98
     53,600                         10.42787            12/10/98
     28,200                         10.47142            12/11/98
     15,000                         10.41000            12/14/98
     40,500                         10.45790            12/15/98
      5,400                         10.39407            12/16/98
     76,610                         10.57506            12/17/98
      1,200                         10.51250            12/18/98


                               WARREN LICHTENSTEIN
                               -------------------

                                      None.

---------------------------------                      -------------------------
CUSIP No. 078 107 109                     13D          Page 9 of 10 Pages
---------------------------------                      -------------------------


                                  EXHIBIT INDEX


Exhibit                                                               Page
-------                                                               ----
1.       Joint Filing Agreement                                        10

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 15, 1998 (including amendments thereto) with respect to the Common Stock of Bell Industries, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  December 22, 1998                       STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner


                                            By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ----------------------------------
                                                WARREN G. LICHTENSTEIN